

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Steven Cabouli
Chief Executive Officer and Chief Financial Officer
iWallet Corp
401 Ryland St., Ste. 200A
Reno, NV 89502

Re: iWallet Corp
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-56347

Dear Steven Cabouli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing